

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2013

<u>Via Facsimile</u>
Ms. Lihua Wang, Chief Financial Officer
NF Energy Saving Corporation
Room 3106, Block C, 390 Qingnian Avenue
Heping District
Shenyang, P.R. China 110002

  Re: **NF Energy Saving Corporation**
     Form 10-K for the year ended December 31, 2012
     Filed March 29, 2013
     Form 10-K for the year ended December 31, 2011
     Filed March 28, 2012
     File No. 1-34890

Dear Ms. Wang:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ John Cash

         John Cash
         Branch Chief